Exhibit 3.1

ARTICLES OF AMENDMENT

OF

CAROLINA BANK HOLDINGS, INC.

Carolina Bank Holdings, Inc., a corporation organized and existing under the laws of the State of North Carolina (the “Corporation”), for the purpose of amending its articles of incorporation to set forth the authorized capitalization of the Corporation, hereby submits these articles of amendment:

1.	The name of the corporation is Carolina Bank Holdings, Inc.

2.	Article II of the articles of incorporation of the Corporation shall be amended and restated to set forth the authorized capitalization of the Corporation, such amended and restated Article II to read in its entirety as follows:

ARTICLE II

The Corporation shall have authority to issue a total of 21,000,000 shares of capital stock. The capital stock shall consist of 20,000,000 shares of Common Stock, $1.00 par value per share, each with one vote per share and 1,000,000 shares of Preferred Stock, no par value. The preferences, limitations and relative rights of the shares of Preferred Stock shall be designated by the Board of Directors and may be issued in one or more series.

3.	The amendments to the articles of incorporation contained herein were adopted by the shareholders of the Corporation on the 19th day of December, 2008, in the manner prescribed by Chapter 55 of the General Statutes of North Carolina.

4.	These articles will become effective at 6:01 o’clock P.M. on January 5, 2009.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Carolina Bank Holdings, Inc. has caused these articles of amendment to be signed by Robert T. Braswell, its president and chief executive officer, this 23rd day of December 2008.

CAROLINA BANK HOLDINGS, INC.

/s/ Robert T. Braswell
Robert T. Braswell
President and Chief Executive Officer